mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

January 31, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ryan Rohn

Stephen Krikorian

Priscilla Dao

Joshua Shainess

Re:	Beamr Imaging Ltd.

Draft Registration Statement on Form F-1

Submitted December 22, 2021

CIK No. 0001899005

Dear Mr. Shainess:

On behalf of Beamr Imaging Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 21, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001899005) submitted by the Company on December 22, 2021 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

January 31, 2022

Draft Registration Statement on Form F-1

Cover Page

1.	Consider reducing the prominence of the graphics by presenting them after the prospectus summary.

Response: The Company respectfully acknowledges the Staff’s comment and notes that presentation of the Company’s graphics before the prospectus summary is consistent with other registration statements. Therefore, the Company has determined to leave the graphics in its current place.

Prospectus Summary

Company Overview, page 1

2.	You state here and throughout the filing that you count among your customers Netflix, Viacom CBS, Wowza and other leading media companies. To provide context regarding the significance of these customers, please disclose the percentage of revenue for each period that was generated from these customers. Please also revise to summarize any relationships with these customers that are material to your business, including a summary of any material contracts. See Item 4.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 19 and 57 of Amendment No. 1 to disclose the percentage of revenue generated by the Company’s top ten customers, which include, among others, Netflix, Snapfish, ViacomCBS and Wowza in 2021. In addition, the Company has summarized its contracts with its customers in general terms on page 83 of Amendment No. 1. The Company notes that all of these contracts are entered into in the ordinary course, and since, among other things, the Company is strategically focused on the development and commercialization of its next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, its business is not substantially dependent on these contracts.

We have identified a material weakness in our internal control..., page 47

3.	You state that you have identified a material weakness in your internal control over financial reporting and that you expect to implement remedial measures. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 of Amendment No. 1 to disclose how long it estimates it will take to complete remedial measures and any such associated material costs.

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

January 31, 2022

Results of Operations, page 60

4.	Provide a discussion of why your Research and Development and Marketing Expenses decreased over the most recent reporting period.

Response: In response the Company has revised its disclosure to discuss why Research and Development and Sales and Marketing Expenses decreased over the most recent reporting period.

Business

Overview, page 74

5.	We note your disclosure that your top ten customers account for the majority of your revenue. Please disclose the material terms of your agreements with each customer, including the term, termination provisions and any minimum purchase requirements.

Response: As noted in the Company’s response to Comment No. 2 above, the Company has summarized its contracts with these customers in general terms on pages 1, 19 and 57 of Amendment No. 1. In addition, as noted above, all of these contracts are entered into in the ordinary course and since, among other things, the Company is strategically focused on the development and commercialization of its next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, its business is not substantially dependent on these contracts.

Principal Shareholders, page 108

6.	Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by Marker II LP, Innovation Endeavors II, L.P., Disruptive Technologies III L.P., and Verizon Ventures LLC.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the natural persons who hold voting and/or dispositive power over the shares beneficially owned by each of the referenced entities other than Verizon Ventures LLC. The Company notes that Verizon Ventures is an indirect wholly owned subsidiary of the publicly traded registrant, Verizon Communications Inc.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

M. Revenue recognition, page F-32

7.	Expand your disclosure to clarify your type of software licenses (i.e., term or perpetual). If your licenses are term licenses, disclose the general term of these licenses.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify the type of software licenses and term on page F-33 of Amendment No. 1.

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

January 31, 2022

8.	Please break-out your revenue between software licenses and PCS. Further, break-out your software licenses between one-time fees and sales-based licenses. Refer to ASC 280- 10-50-40. Please clarify whether the revenue disclosed as “over a period of time” as disclosed on page F-48 represents PCS. If so, tell us why this amount is immaterial in comparison to the revenue recognized at a point in time. Indicate why you believe that allocation is reasonable. Further, clarify your statement that “standalone selling prices of services which are usually involved with limited customer support” and explain its impact on your ability in establishing a standalone selling price for PCS.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 and F-49 of Amendment No. 1 to include the break-out of its revenue between software licenses and PCS, and break-out of its software licenses between one-time fees and sales-based licenses. In addition, the Company clarified that “over a period of time” is referring to Post-Contract Customer Support (PCS)

In terms of the PCS, as further described in Note 2M to the Company’s consolidated financial statements, standalone selling prices of services which are usually involved with limited PCS are determined based on the expected cost, plus a margin (referred to as the “cost-plus approach”). The price is based on an estimate of the direct fulfillment cost (i.e., an hourly service) and a reasonable margin. These revenues relate mostly to annual maintenance. As the Company considers the PCS performance obligation as a distinct performance obligation, such obligation is satisfied over-time, and recognized on a straight-line basis over the contractual period (mainly over a period of one year).

The Company’s management believes that its technology and products are mature and fully functional. Accordingly, the demand by the Company’s customers for these support services over the years has been very limited, and usually includes only a few hours of technical support per contract. Thus, in order to fulfill this performance obligation, the Company was required to maintain a very small support team, consisting of only a limited number of employees (two to four employees, some of which are only part-time involved with the support services). The Company’s management believes that it has the ability to accurately measure the actual costs involved with the PCS performance obligation, and therefore to develop a reasonable and appropriate estimate of the stand-alone selling under these circumstances.

As a result of the above, and since the costs associated with the fulfillment of this performance obligation were very limited, the Company’s management determined that the stand-alone selling price of such services is relatively immaterial in comparison with the revenues related to the software license (which are recognized at a point in time).

The Company’s management believes that the use of the residual approach for determining the standalone selling price of the software licenses is reasonable, and is in accordance with the provisions of ASC 606-10-32-34-c, due to the lack of selling software licenses on a standalone basis, and as the Company usually sells software licenses to different customers for a broad range of amounts (mainly due to the different characteristics of the clients, and the different terms of each contract). As such, based on prior transactions, the selling prices of the software licenses are highly variable. It should also be noted that due to the immateriality of the PCS performance obligation (and the resulting limited amount of revenues allocated to it), the use of the residual approach did not have a significant effect on the revenue amounts reflected in the Company’s financial statements.

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

January 31, 2022

Note 11 - Share Options, page F-44

9.	Please provide a summary of stock options granted since January 1, 2021. Please provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: The Company respectively advises the Staff that below is a summary of options granted since January 1, 2021:

Grant Date	Amount	Fair Value of Ordinary Share
August 22, 2021	1,073,440	US$0.64

The fair value of ordinary shares underlying the share options was determined by the Company’s management with the assistance of an independent third−party valuation firm.

As of the date of this letter, the Company does not know an estimated IPO price range. Therefore, the Company will complete its analysis from valuation applied in August 2021 to IPO midpoint price once it becomes aware of the estimated preliminary price range of its IPO offering price.

Note 15 - Segment Geographical Information and Major Customers

B. Revenues by geographic region are as follows:, page F-48

10.	We note you are incorporated and your principal executive offices are located in Israel. As such, expand your table to present revenue that is attributable to customers in Israel, your country of domicile. In addition, disclose the basis for attributing revenues from external customers to individual countries. Also provide this geographical information for your interim financial statements. Refer to ASC 280-10-50-41.a.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 and F-49 of Amendment No. 1 to include revenue attributable to customers in Israel. In addition, the Company revised its disclosure to include the basis for attributing revenues from external customers to individual countries. The Company also revised its interim financial statements to include geographical information.

General

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide any written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act, if any.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Sharon Carmel, Chief Executive Officer

Mr. Rohn, Mr. Krikorian, Ms. Dao and Mr. Shainess

January 31, 2022